UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number  001-32749

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fresenius Medical Care North America 401(k) Savings Plan

920 Winter Street

Waltham, MA 02451-1457

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG & Co. KGaA

Else-Kröner Straße 1

61352 Bad Homburg, v.d. H. Germany

FRESENIUS MEDICAL CARE

NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2016 and 2015

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is subject to the Employer Retirement Income Security Act of 1974 (“ERISA”).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedules are filed as a part of this Annual Report on Form 11-K:

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2016	3

Notes to Financial Statements	4-22

SUPPLEMENTAL SCHEDULES*:

Schedule of Delinquent Participant Contributions for the year ended December 31, 2016	23

Schedule of Assets (Held at End of Year) as of December 31, 2016	24

SIGNATURES:

Signatures	25

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exhibit Index	26

Exhibit 23.1 - Consent of WithumSmith+Brown, PC	27

*- Other schedules required by Section 2520.103-10 of the department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of delinquent participant contributions and assets (held at end of year) as of and for the year ended December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules of delinquent participant contributions and assets (held at end of year) as of and for the year ended December 31, 2016 are fairly stated, in all material respects, in relation to the Plan’s 2016 financial statements as a whole.

/s/WithumSmith+Brown, PC

Boston, Massachusetts

June 28, 2017

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:

Participant directed investments, at fair value	$1,576,714,123	$1,390,307,175
Stable value investment at contract value	456,425,774	414,581,814
Cash	494,863	—
Interest and dividends receivable	569	334,697
Contributions receivable - employer	50,478,132	44,593,298
Notes receivable from participants	75,411,799	68,999,161

Total assets	2,159,525,260	1,918,816,145

LIABILITIES:

Accrued administrative expenses	623,857	2,339,297

NET ASSETS AVAILABLE FOR BENEFITS	$2,158,901,403	$1,916,476,848

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2016

ADDITIONS:

Participant contributions -
Salary deferrals	$156,842,608
Rollovers	12,286,493
Employer contributions -
Matching	49,414,879
Defined contribution	1,054,450
Interest income on notes receivable from participants	3,656,165
Dividend and interest income	14,348,652
Net appreciation in value of investments	160,523,416

Total additions	398,126,663

DEDUCTIONS:

Benefits paid to participants	156,004,801
Administrative expenses	1,597,071

Total deductions	157,601,872

NET ADDITIONS BEFORE TRANSFERS	240,524,791

TRANSFERS IN FROM OTHER PLANS	1,899,764

NET ADDITIONS	242,424,555

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,916,476,848

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,158,901,403

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN

Organization - Fresenius Medical Care North America 401(k) Savings Plan (the “Plan”) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (“NMC” and, together with certain entities owned, controlled or under common control with NMC, the “Company”) for the benefit of the employees of the Company. NMC is an indirect, wholly-owned subsidiary of Fresenius Medical Care AG & Co. KGaA, a German Partnership limited by shares.  The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by NMC’s Board of Directors. Mercer Trust Company was the trustee and recordkeeper of the Plan through June 30. Wells Fargo Institutional Retirement and Trust is the trustee and recordkeeper of the Plan as of July 1.

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document.

Participant Accounts - Each participant’s account is credited with the participant’s and Company’s contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Additionally, participants have the option to establish a plan level brokerage account to allow the opportunity to invest in a wide array of securities.  Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain IRS limitations. Participating employees age 50 and above may elect to make “catch-up” pre-tax contributions to the Plan above the Plan maximums. The maximum additional “Catch Up” contribution was $6,000 for 2016 and 2015. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service. Company matching contributions are funded on an annual basis. Participants who are not employed by the Company at the end of the Plan year (December 31) will not be eligible for the matching contribution.

Participants are at all times 100% vested to the extent of their own contributions and related earnings. Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination. Active participants since January 1, 2007 vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 years or more	100%

Company Profit Sharing— The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed a year of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the Plan. Any discretionary profit sharing contributions are immediately 100% vested and are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to a higher profit sharing allocation. There was no profit sharing contribution made to the Plan in 2016.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

Forfeitures - At December 31, 2016 and 2015, forfeited account balances totaled $505,530 and $1,326,102, respectively. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. In January 2017, the Company used $400,000 of the forfeited account balance to reduce Company matching contributions for 2016 that were funded in 2017. In January 2016, the Company used $1,264,477 of forfeited account balances to reduce Company matching contributions for 2015 that were funded in 2016.

Defined Contribution- The Company makes payments to the Plan referred to as a “defined contribution” for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan (“Pension Plan”) on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates.  Eligible participants are immediately 100% vested in such contributions.

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant’s length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions related to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Distributions — At termination of employment, the participant is entitled to withdraw his or her vested account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan.  Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows any participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee and in compliance with ERISA) withdraw account balances to defray financial obligations.  In addition, plan participants are eligible to take in service distributions at age 59 ½.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                          DESCRIPTION OF THE PLAN (continued)

Plan Termination — Although the Company expects to continue the Plan as a permanent, tax-deferred savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant subject to ERISA and/or other legal requirements that may exist at that time and in compliance with ERISA.  Affected plan participants will become 100% vested on Plan termination.

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investments — Investments are reported at fair value (except for fully benefit responsive contracts which are reported at contract value).  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

As required under U.S. GAAP, the Plan’s investment in a stable value separate account with underlying investments in a fully benefit-responsive investment contract is presented in the statements of net assets available for benefits at contract value. Following the Plan’s adoption of Accounting Standards Update 2015-12, contract value is relevant measurement. The statement of changes in net assets available for benefits with respect to such contract is presented on a contract value basis. Contract value represents contributions made, plus earnings, less participant withdrawals and is the relative measurement attributable to a fully benefit-responsive investment contract because contract value is the amount participants would ordinarily receive if they were to initiate permitted transactions under the terms of the Plan. Certain events, such as Plan termination or a premature termination of the contract could limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are probable of occurring (See Note 4).

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — Certain administrative costs of the Plan have been absorbed by the Company. In addition, certain investment related administrative expenses are reflected as net reductions in income and are not determinable.

Estimates - The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Reclassification - Certain amounts reported in the 2015 financial statements have been reclassified to conform to the 2016 presentation. These reclassifications have no impact on the overall financial statements. These reclassifications have no effect on net assets available for benefits.

New Accounting Pronouncements - In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting. This update requires disclosure of the dollar amount of the plan’s interest in each type of investment held by a master trust, as well as the master trust’s other assets and liabilities on a gross basis and the dollar amount of the plan’s interest in each balance. This update is effective for fiscal years beginning after December 15, 2018, with retrospective application to all periods presented and with early adoption permitted. The Company does not expect this update to have a material impact on the Plan’s financial statements.

Change in Accounting Principles — In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair value are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurements. Disclosures about investments in certain entities that calculate NAV per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal year beginning after December 15, 2016, with retrospective application to all periods presented with early adoption permitted. Management has elected to early adopt ASU 2015-07 and the amendment has been applied to the 2015 statement retrospectively, as permitted. As a result, those assets which fair value is measured using the net asset value practical expedient as of December 31, 2016 and 2015 are no longer included within the fair value hierarchy discussed in Note 5.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.                          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures and (Part III) Measurement Date Practical Expedient, of which, Parts I and II are applicable to the Plan.

•                  Part I amendments designate contract value as the only required measure for fully benefit-responsive investment contracts and eliminate certain disclosure requirements.

•                  Part II amendments eliminate the requirement that plans disclose: individual investments that represent five percent or more of net assets available for benefits, and the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and non participant-directed investments. In addition, investments presented in the fair value hierarchy are only required to be broken out by general type, and self-directed brokerage accounts are presented as one type of general investment.

The ASU is effective for fiscal year beginning after December 15, 2015, with retrospective application to all periods presented, with early adoption permitted. Management has adopted this pronouncement for the Plan and the amendment has been applied to the 2015 statement retrospectively as required. As a result, the 2016 and 2015 statements of net assets available for benefits reflect fully benefit investment contracts at contract value without separate disclosure of fair value and corresponding adjustment back to contract value.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                          PARTICIPANT INVESTMENT OPTIONS

The following table presents a description of the investment options and the fair value (or contract value as appropriate) of the investments of each fund option as of December 31, 2016 and 2015:

	2016	2015
BlackRock Large Cap Blend Index Fund Option— This option invests in the Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 500® Index by investing in stocks that make up the index.	$456,858,592	$422,764,474

BlackRock Mid Cap Index Fund Option— This option invests in the Mid Capitalization Equity Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the S&P 400® Index by investing in stocks that make up the index.	97,684,077	79,143,570

BlackRock Small Cap Index Fund Option — This option invests in the Russell 2000® Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Russell 2000® Index by investing in a diversified sample of stocks that make up the index.	115,990,070	97,174,885

BlackRock International Index Fund Option— This option invests in the BlackRock MSCI ACWI ex — U.S. Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI ACWI ex — U.S. Index by investing in stocks that make up the index.	53,375,817	50,783,222

BlackRock U.S. Debt Index Fund Option — This option invests in the U.S. Debt Index Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital Aggregate Bond Index by investing in a diversified sample of the bonds that make up the index.	60,002,253	61,397,250

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      PARTICIPANT INVESTMENT OPTIONS (continued)

BlackRock TIPS Index Fund Option— This option invests in the U.S. Treasury Inflation Protected Securities Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the Barclays Capital U.S. TIPS Index by investing in some or all of the bonds that make up the index.	7,371,736	6,237,841

BlackRock Emerging Markets Index Fund Option— This fund invests in the Emerging Markets Index Non-Lendable Fund F, a collective investment fund offered by BlackRock Institutional Trust Company N.A., that seeks to match the performance of the MSCI Emerging Markets Index by investing in stocks that make up the index.	10,520,717	7,626,998

MassMutual Stable Value Separate Account Option— This option is designed to provide a stable rate of return, generated from performance of a Core Bond portfolio, that insulates the fund from daily fluctuations in the bond market. The fixed rate of return resets quarterly.	255,673,413	233,675,942

Target Date Retirement Funds Option— These options invest in a mix of the above underlying funds and are designed for Plan participants expecting to retire around the year indicated in the fund name. The asset allocation strategy of these options generally become increasingly conservative as the target retirement date approaches. The target date options are as follows:

Target Retirement Income Fund Option	26,541,003	25,230,189
Target Retirement 2015 Fund Option	58,936,093	61,497,565
Target Retirement 2020 Fund Option	138,887,940	129,228,116
Target Retirement 2025 Fund Option	152,126,699	130,652,374
Target Retirement 2030 Fund Option	130,888,744	105,557,352
Target Retirement 2035 Fund Option	129,289,446	101,520,257
Target Retirement 2040 Fund Option	90,095,527	69,039,867
Target Retirement 2045 Fund Option	61,027,148	46,454,356
Target Retirement 2050 Fund Option	55,531,259	40,381,384

Vanguard Long Term Bond Index Fund Option- This option is a publicly traded mutual fund that seeks to match the performance of the Barclays Capital U.S. Long Government/Credit Float Adjusted Bond Index.	20,514,312	14,405,087

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.                                      PARTICIPANT INVESTMENT OPTIONS (continued)

Fresenius Company Stock Fund Option — This option invests in Fresenius Medical Care AG & Co. KGaA company stock and cash. This option was frozen as of June 15, 2015.	86,914,899	99,266,302

Brokerage Link— This investment option allows participants to establish a plan level brokerage account with TD Ameritrade until June 30 and subsequently Charles Schwab for the opportunity to invest in common stocks, mutual funds, corporate bonds and other securities.	24,910,152	22,851,958

Total	$2,033,139,897	$1,804,888,989

4.                          STABLE VALUE SEPARATE ACCOUNT

The Plan provides a stable value separate account option to participants, referred to as the “MassMutual Stable Value Separate Account”, consisting of an investment in an underlying guaranteed investment contract. This fund option is designed to provide a guaranteed rate of return with crediting interest rates that reset on a quarterly basis. The Plan has entered into a group annuity contract with Massachusetts Mutual Life Insurance Company (“MassMutual”), whereby deposits made by the Plan to the contract are maintained in an account separate from MassMutual’s general investment account thereby insulating the account from liability arising out of other business activities conducted by MassMutual. The separate account invests in a diversified portfolio of fixed income securities, including corporate, mortgage backed, and government and agency bonds and may include derivative instruments. At December 31, 2016, the contract value of the Plan’s investment in the contract was $456,425,774. At December 31, 2015, the contract value of the Plan’s investment in the contract was $414,581,814. The crediting interest rates ranged from 2.80% to 3.30% in 2016 and 3.12% to 3.25% in 2015. The average yield was 3.01% in 2016 and 3.23% in 2015.

The stable value separate account is considered fully benefit-responsive whereby participants are permitted to make withdrawals at contract value for benefit payments, loans or transfers to other investment options.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4.                          STABLE VALUE SEPARATE ACCOUNT (continued)

If one of the following conditions was present it would limit the Plan’s ability to conduct transactions at contract value.

1)             Complete or partial termination of the Plan as notified by the Contractholder/Plan sponsor,

2)             Complete or partial termination of the Separate Account Guaranteed Investment Contract (SAGIC), as notified by the Contractholder/Plan sponsor,

3)             Determination by IRS that the Plan no longer meets Code Section 401(a),

4)             Breach of the SAGIC Contract by the Contractholder with inability to cure within 15 business days of breach.

5)             Market Value Event withdrawals, including but not limited to:

•                  Plan’s establishment, activation or material change to a Plan investment fund; change in regulation that will have a material adverse financial effect on MassMutual in the context of the SAGIC Agreement,

•                  Removal or transfer of a group of employees from the Plan due to layoff, merger, early retirement package, sale or discontinuance of all or any part of the Plan sponsor’s or Affiliated Employer’s business, etc.

•                  Employer directed transfer of assets from the SAGIC to any other fund.

None of the above conditions were present as of the date of these financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS

Under U.S. GAAP, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  A fair value hierarchy has been established under U.S. GAAP that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1                                Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date.  Inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3                                Unobservable inputs where there is little or no market activity for the assets or liabilities.  These inputs reflect Plan management’s assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for Plan assets measured at fair value at December 31, 2016 and 2015.

Collective Investment Funds — Investments in collective investment funds are stated at fair value, which represents the net asset value of the units held by the Plan at year end, as determined by the issuer of the collective investment funds based on the fair value of the underlying investments.

Fresenius Medical Care AG & Co. KGaA shares — The Plan’s investment in shares of Fresenius Medical Care AG & Co. KGaA (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), is valued at the share’s closing price on the last business day of the Plan year.

Mutual Funds — Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of the shares held by the Plan at year end.

Brokerage Link — Included in the brokerage link account are common stocks and corporate bonds. Common stocks are valued at end of year quoted prices on the market on which the individual securities are traded. Certain corporate bonds are valued at the closing price on the market on which the bonds are traded.  Corporate bonds traded in the over-the-counter market are valued at the average of the last reported bid and asked prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                          FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds —	$22,581,962			22,581,962
Fresenius Medical
Care AG & Co. KGaA - Shares	84,847,250			84,847,250
Brokerage Link (a)	24,553,933	356,219		24,910,152
Total Investments at Fair Value	131,983,145	356,219	0	132,339,364
Total Investments at Net Asset Value				1,444,374,759
Total Investments				$1,576,714,123

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds —	$17,061,444			$17,061,444
Fresenius Medical
Care AG & Co. KGaA - Shares	96,666,257			96,666,257
Brokerage Link (a)	22,393,064	402,580		22,795,644
Total Investment at Fair Value	136,120,765	402,580	0	136,523,345
Total Investments at Net Asset Value				1,253,783,830
Total Investments				$1,390,307,175

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5 .        FAIR VALUE MEASUREMENTS (continued)

(a) - Investments in brokerage accounts of Plan participants choosing the “Brokerage Link” investment option. Such investments consist of a variety of classes of common stocks, mutual funds, corporate bonds and other investments as directed by Plan participants.

For the year ended December 31, 2016, there were no transfers among Levels 1, 2 or 3.

The following table for December 31, 2016 and 2015 sets forth a summary of the Plan’s investments with a reported NAV.

				Other	Redemption
	Fair Value	Fair Value	Redemption	Redemption	Notice
Investments	December 31, 2016*	December 31, 2015*	Frequency	Restrictions	Period

Equity Index Fund	$702,495,210	$628,740,281	Daily	None	None

Russell 2000 Index Fund	167,658,913	133,449,297	Daily	None	None

Mid Capitalization Equity Index Fund	170,160,502	134,090,278	Daily	None	None

U.S. Debt Index Fund	164,846,663	156,331,408	Daily	None	None

Blackrock MSCI ACWI ex- U.S. Index Fund	177,176,790	151,135,421	Daily	None	None

U.S. Treasury Inflation Protection Securities Fund	12,380,284	11,343,233	Daily	None	None

Emerging Markets Index Non-Lendable Fund	49,656,397	38,693,912	Daily	None	None

Total	$1,444,374,759	$1,253,783,830

* The fair value of the investments has been estimated using the net asset value of the investment.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.                          NOTES RECEIVABLE FROM PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants’ account balances. The loans bear a reasonable rate of interest ranging from 3.25% to 10.75% per annum as of December 31, 2016 and generally must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

7.                          RELATED PARTY TRANSACTIONS

The Plan invests in collective investment funds offered and managed by BlackRock Institutional Trust Company N.A. (“BlackRock”). BlackRock charged the Plan investment management fees of $481,588 in 2016 of which $253,305 and $122,887 was payable December 31, 2016 and 2015 respectively.

Mercer Trust Company, the trustee and recordkeeper of the Plan until June 30, 2016, charged the Plan $1,017,755 in 2016 for recordkeeping services. Wells Fargo Institutional Retirement and Trust, the trustee and recordkeper of the Plan from July 1, 2016 through December 31, 2016, charged the Plan $738,013 in 2016 for recordkeeping services, of which $370,552 and $0 was payable December 31, 2016 and 2015 respectively.

The Plan invests in shares of Fresenius Medical Care AG & Co. KGaA, the parent company of the Plan sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA but are exempt from the prohibited transaction rules.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

8.                          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net addition amounts per the financial statements to Form 5500 for the year ended December 31, 2016.

2016
Net additions per statement of changes in net assets available for benefits per the financial statements	$242,424,555

Adjustment from fair value to contract value (for interest in stable value separate account) related to fully benefit-responsive investment contract	5,225,423

Transfers in from other plans per statement of changes in net assets available for benefits per the financial statements	(1,899,764)

Net income per Form 5500	$245,750,214

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2015.

2015
Net assets available for benefits per the financial statements	$1,916,476,848

Adjustment from contract value to fair value (for interest in stable value separate account) related to fully benefit-responsive investment contract	(5,225,423)

Net assets available for benefits per Form 5500	$1,911,251,425

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.                          TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated April 30, 2015, determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the “Code”) and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the tax authorities; however, there are currently no audits for any tax periods in progress. In addition, there are no tax related interest or penalties for the periods presented in these financial statements.

10.                   RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of collective investment funds, stable value separate account, mutual funds and shares of Fresenius Medical Care AG & Co. KGaA. Additionally, Plan participants can invest in a wide array of securities through a plan level brokerage account. Such investments are exposed to various risks, such as interest rate, market, and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

11.                   PROHIBITED TRANSACTIONS

During plan years 2010 through 2016, the Company failed to remit to the Plan’s trustee certain employee contributions totaling $1,544,150 within the period prescribed by Department of Labor regulations. The Company remitted the employee contributions and during 2016 made contributions to the affected participants’ accounts to compensate those participants for potential lost income due to the delays in the amount of approximately $1,000.

12.                   TRANSFERS FROM/TO OTHER PLANS

In January 2016, the assets of the New York Dialysis Services, Inc 401(k) Plan, was merged into the Plan. The assets transferred into the Plan pursuant to the merger totaled $737,778.

In April 2016, the assets of the Fresenius Medical Care Practice Services Laredo 401(k) Plan, was merged into the Plan. The assets transferred into the plan pursuant to the merger totaled $10,424.

In April 2016, the assets of the Kidney & Hypertension Institute of Utah 401(k) Plan, was merged into the Plan. The assets transferred into the plan pursuant to the merger totaled $63,612.

In April 2016, the assets of the Nephrology Associates of Utah 401(k) Plan, was merged into the Plan. The assets transferred into the plan pursuant to the merger totaled $1,048,836.

Pursuant to acquisitions by the Company, Pegasus Dialysis Center 401(k) loans were merged into the Plan in 2016. The aggregate amount of the assets merged into the Plan totaled $31,060.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

12.                   TRANSFERS FROM/TO OTHER PLANS (continued)

Pursuant to acquisitions by the Company, Santa Rosa Kidney Care 401 (k) loans were merged into the Plan in 2016. The aggregate amount of the assets merged into the Plan totaled $8,054.

Total transfers above amounted to $1,899,764 which are reflected as transfers in on the statement of changes in net assets.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4a -

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2016

Plan Year	Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2010	$195,705		$195,705
2011	237,230		237,230
2012	240,360		240,360
2013	263,602		263,602
2014	264,006		264,006
2015	281,000		281,000
2016	62,247		62,247

Total	$1,544,150		$1,544,150

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2016

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer	Description	Cost	Current Value

	Collective Investment Funds -

*	BlackRock Institutional Trust Company N.A. :
	Equity Index Fund F	17,139,773 Units	**	$702,495,210
	Russell 2000 Index Fund F	4,154,539 Units	**	167,658,913
	Mid Capitalization Equity Index Fund F	2,237,850 Units	**	170,160,502
	U.S. Debt Index Fund F	5,496,107 Units	**	164,846,663
	BlackRock MSCI ACWI ex - U.S. Index Fund F	8,342,137 Units	**	177,176,790
	U.S. Treasury Inflation Protected Securities Fund F	618,835 Units	**	12,380,284
	Emerging Markets Index Non-Lendable Fund F	2,844,864 Units	**	49,656,397
				1,444,374,759

*	Fresenius Medical Care AG & Co. KGaA	2,010,122 Shares (ADRs)	**	84,847,250

	Mutual Fund -
	Vanguard Long Term Bond Index Fund	1,518,159 Shares	**	20,514,313
	Schwab Government Money Market Fund	5,341,542 Shares	**	5,341,542
	Wells Fargo Money Market Fund	2,067,649 Shares	**	2,067,649
				27,923,504

	MassMutual Stable Value Fund	Group annuity contract	**	456,425,774

	Brokerage Link	Brokerage accounts	**	19,568,610

*	Notes Receivable from Participants	Interest range of 3.25%-10.75%	—	75,411,799
		Maturing through January 2044
	Total			$2,108,551,696

*     -    denotes a party-in-interest as defined by ERISA

**   -    participant directed

SEE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date	June 28, 2017	By:	/s/ Mark Fawcett
Mark Fawcett, Trustee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Internal Page No.	Sequential Page No.
23.1	Consent of WithumSmith+Brown, PC	27	30